UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Highwoods Properties, Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
431284108
(CUSIP Number)
May 20, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)

CUSIP No. 431284108	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ING Groep N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,947,684

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,823,584

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,823,584 1 2

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	21,100 Custodian shares
	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.16%

12	TYPE OF REPORTING PERSON

	HC
1  5,505,484 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.
2  11,600 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as trustee.

CUSIP No. 431284108	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ING Clarion Real Estate Securities, L.P. [3]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	201 King of Prussia Road, Suite 600, Radnor, PA 19087

	5	SOLE VOTING POWER

NUMBER OF		1,837,084

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,900

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,715,884

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,715,884

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.23%

12	TYPE OF REPORTING PERSON

	IA
3 ING Clarion Real Estate Securities, L.P. is a wholly owned indirect subsidiary of ING Groep N.V.

CUSIP No. 431284108	13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Highwoods Properties, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

3100 Smoketree Court
Suite 300
Raleigh, NC 27604

Item 2(a).	Name of Person Filing:

ING Groep N.V.

ING Clarion Real Estate Securities, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

ING Groep N.V.:
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands

ING Clarion Real Estate Securities, L.P.
201 King of Prussia Road
Suite 600
Radnor, PA 19087

Item 2(c).	Citizenship:

See item 4 on Page 2
See item 4 on Page 3

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

431284108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)
(a) ☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

CUSIP No. 431284108	13G	Page 5 of 9 Pages
(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

(f) ☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g) ☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h) ☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4.	Ownership.
(a)	Amount beneficially owned:
See item 9 on Page 2
See item 9 on Page 3
(b)	Percent of class:
See item 11 on Page 2
See item 11 on Page 3
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See item 5 on Page 2 See item 5 on Page 3

(ii)	Shared power to vote or to direct the vote:

See item 6 on Page 2 See item 6 on Page 3

CUSIP No. 431284108	13G	Page 6 of 9 Pages

(iii)	Sole power to dispose or to direct the disposition of:

See item 7 on Page 2 See item 7 on Page 3

(iv)	Shared power to dispose or to direct the disposition of:

See item 8 on Page 2 See item 8 on Page 3

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 431284108	13G	Page 7 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2008 (Date)

ING GROEP N.V.

By:
/s/ Just Emke-Petrelluzzi Bojanic

(Signature)

Just Emke-Petrelluzzi Bojanic
Compliance Officer (Name/Title)

/s/ Maarten J.P. Edixhoven

(Signature)

Maarten J.P. Edixhoven
Head of Corporate Compliance (Name/Title)

CUSIP No. 431284108	13G	Page 8 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2008

(Date)

ING CLARION REAL ESTATE SECURITIES, L.P.

By:
/s/ William Zitelli

(Signature)

William Zitelli
Chief Compliance Officer

(Name/Title)

CUSIP No. 431284108	13G	Page 9 of 9 Pages
Exhibit A to Schedule 13G

Joint Filing Agreement
Pursuant to Rule 13d-1(k)
     The undersigned persons (the “Reporting Persons”) hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by ING Groep N.V.
     Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.
Date: July 16, 2008

ING GROEP N.V.
By:	/s/ Just Emke-Petrelluzzi Bojanic
	Name:	Just Emke-Petrelluzzi Bojanic
	Title:	Compliance Officer

By:	/s/ Maarten J.P. Edixhoven
	Name:	Maarten J.P. Edixhoven
	Title:	Head of Corporate Compliance

ING CLARION REAL ESTATE SECURITIES, L.P.
By:	/s/ William Zitelli
	Name:	William Zitelli
	Title:	Chief Compliance Officer